UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-28644

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Investors Brokerage of Texas, Ltd.**

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   □ Security-based swap dealer   □ Major security-based swap participant
□ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 South 5th Street

(No. and Street)

Waco	TX	76701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph K Brooks	254-315-4318	jbrooks@investorsbrokerage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

325 N. Saint Paul St., #3100 Dallas		TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/03	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Timothy R. Kohn _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Investors Brokerage of Texas, Ltd. _____ , as of December 31, _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KERRI CORBIN
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 01/12/26
NOTARY ID 12814262-3

Signature: _____

Title: _____
Managing Principal

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

INVESTORS BROKERAGE OF TEXAS, LTD.

(A Subsidiary of Insurors.com, Inc.)

Report Pursuant to Rule 17a-5(d)

December 31, 2022

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)

TABLE OF CONTENTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Investors Brokerage of Texas, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investors Brokerage of Texas, Ltd. (the Company) as of December 31, 2022, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the

supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2019.

Dallas, Texas
March 23, 2023

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$	606,152
Deposit with clearing organization		100,000
Receivable from clearing organization		27,921
Prepaid expenses		487
Total Assets	$	734,560

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable and accrued liabilities	$	50,365
Total liabilities		50,365
Partners' capital		684,195
Total Liabilities and Partners' Capital	$	734,560

The accompanying notes are an integral part of these financial statements.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Income
For the Year Ended December 31, 2022

Revenues:

Commissions income	$	527,787
Advisory fee income		188,870
Distribution fees		436,385
Group annuity income		116,903
Interest		22,050
Other revenue		8,177
Total revenues		1,300,172

Expenses:

Commissions	632,342
Employee compensation and benefits	220,811
Lease and other shared expenses	39,932
Error expense	50,000
Clearing fees	22,425
Communications	3,251
Professional fees	19,888
Dues and subscriptions	24,842
Other expenses	35,659
Total expenses	1,049,150

Net Income	$	251,022

The accompanying notes are an integral part of these financial statements.

INVESTORS BROKERAGE OF TEXAS, LTD.
(A Subsidiary of Insurors.com, Inc.)
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2022

Balance as of December 31, 2021	$	833,173
Dividends paid		(400,000)
Net income		251,022
Balance as of December 31, 2022	$	684,195

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities:

Net income	$ 251,022
Adjustments to reconcile net income to net cash	
provided (used) by operating activities:	
(Increase) decrease in assets:	
Receivable from clearing organizations	42,745
Prepaid expenses	(28)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(64,698)
Net cash provided (used) by operating activities	229,041
Cash flows from financing activities:	
Dividends paid	(400,000)
Net cash provided (used) by financing activities:	(400,000)
Net decrease in cash	(170,959)
Cash at beginning of year	777,111
Cash at end of year	$ 606,152

The accompanying notes are an integral part of these financial statements.

Note 1   Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Investors Brokerage of Texas, Ltd (the "Partnership") is a limited partnership organized under the laws of the State of Texas. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates under SEC Rule 15c3-3(k)(2)(ii) and paragraph 74 of SEC Release 34-70073, whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis or limits its activities to those that are considered the activities of a "Non-covered Firm". The Partnership promptly transmits all customer funds and securities. The Partnership also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The majority of the Partnership's customers are located in the central and south Texas areas. The Partnership receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Partnership conform to U.S. generally accepted accounting principles and to general practices within the broker-dealer industry.

The accompanying financial statements include only the accounts of the Partnership. The general partner (0.1%) is Insurors General Partner, LLC, which is a wholly-owned subsidiary of the limited partner (99.9%), Insurors.com, Inc. (the "Parent"). The Parent is owned by individual shareholders.

The Partnership carries no customer cash accounts, margin accounts or credit balances and promptly transmits all customer funds and delivers all securities received in connection with its activities to its clearing broker, Hilltop Securities in Dallas, Texas.

Use of Estimates

Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Note 1   Summary of Significant Accounting Policies, continued

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis and recorded on a settlement date basis, generally the second business day following the transaction date. This is not materially different from the trade date.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts on the respective advisory platform. The Company provides ongoing investment advice as well as brokerage and execution services on transactions, and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the respective advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined. The Company provides advisory services to clients on its respective advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations and has control over determining the fees. Advisors assist the Company in performing its obligations. Fees are billed on a quarterly basis based on the account's value at the end of the quarter. Advance payments, if received, are deferred and recognized during the periods for which services are provided.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not at the time of sale because it is variable constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract).

Note 1 Summary of Significant Accounting Policies, continued

Interest Income
The Company earns interest income from client margin accounts and cash equivalents, net of operating expense.

Income Taxes
The Partnership is a qualified subchapter S subsidiary. The Parent has been approved to pay federal income taxes with an S corporation election. The Partnership and its affiliates are included in the consolidated federal income tax return filed by the Parent. Income taxes are calculated and paid by the shareholders of the Parent. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Partnership is subject to income taxes in the State of Texas and files a combined return with the Parent. The Partnership's federal and state income tax returns generally remain subject to examination by the Internal Revenue Service and state authorities for three to four years from the date the return is filed.

Note 2 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Partnership had net capital of $684,195 which was $634,194 in excess of its net capital requirements of $50,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.07 to 1.

Note 3 Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material weaknesses in the procedures followed in adhering to the exemptive provision of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts. The Company is also considered a "Non-Covered Firm" under paragraph 74 of SEC Release 34-70073 by limiting its activities to those considered to be the activities of a "Non-covered Firm".

Note 4 Retirement Plan

The Partnership participates in the retirement plan (the "Plan") of a related company which covers substantially all employees. The Plan has a 401 (k) provision which allows employees with at least one year and 1,000 hours of service to make contributions. Employee contributions are matched up to 4% of participating compensation. Contributions exceeding 4% are at the discretion of the Plan sponsor. The Partnership made contributions of $23,631 to the Plan for the year ended December 31, 2022.

Note 5 Related Party Transactions

The partnership has an expense sharing agreement with a related entity which covers rent, accounting services and equipment. The related party can affect the amount of these expenses to the Company.

Note 5 Related Party Transactions, continued

The following is a summary of the expenses incurred for 2022 which are included in lease and other shared expenses on the statement of income:

Premise lease	$	35,460
Equipment and maintenance		1,872
Accounting services		2,600
Total	$	39,932

Note 6 Commitments and Contingencies

Included in the Partnership's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Partnership's customers fail to settle security transactions. In the event this occurs, the Partnership will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of December 31, 2022, management of the Partnership had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 Concentration Risk

The Partnership has maintained balances in deposit accounts at a financial institution in excess of federally insured limits.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2022

Schedule I

<u>INVESTORS BROKERAGE OF TEXAS, LTD.</u>
<u>(A Subsidiary of Insurors.com, Inc.)</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2022</u>

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$	684,195
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		684,195
Deductions and/or charges		
Non-allowable assets:		--
Net capital	$	684,195

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued liabilities	$	50,365
Total aggregate indebtedness	$	50,365

<u>INVESTORS BROKERAGE OF TEXAS, LTD.</u>
<u>(A Subsidiary of Insurors.com, Inc.)</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2022</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,358
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 634,194
Net capital, less the greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 624,194
Ratio: Aggregate indebtedness to net capital	0.07 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Schedule II & III

<u>INVESTORS BROKERAGE OF TEXAS, LTD.</u>
<u>(A Subsidiary of Insurors.com, Inc.)</u>
<u>Computation for Determination of Reserve Requirements and</u>
<u>Information Relating To Possession or Control Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2022</u>

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

For the Year Ended December 31, 2022

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Investors Brokerage of Texas, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Investors Brokerage of Texas, Ltd. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) acting as a mutual fund retailer (2) acting as a broker or dealer selling variable life insurance or annuities (3) solicitor of time deposits in a financial institution (4) providing investment advisory services throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to (1) acting as a mutual fund retailer (2) acting as a broker or dealer selling variable life insurance or annuities (3) solicitor of time deposits in a financial institution (4) providing investment advisory services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company

Dallas, Texas
March 23, 2023

Investors Brokerage of Texas, Ltd. Exemption Report

Investors Brokerage of Texas, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) acting as a broker or dealer selling variable life insurance or annuities (3) solicitor of time deposits in a financial institution (4) providing investment advisory services.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Timothy R. Kohn, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Investors Brokerage of Texas, Ltd.



President

Date of Report: March 10, 2023

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

For the Year Ended December 31, 2022

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors of
Investors Brokerage of Texas, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Investors Brokerage of Texas, Ltd. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we

do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company

Dallas, Texas
March 23, 2023

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended **12/31/2022**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(36-REV 12/18)

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Investors Brokerage of Texas Ltd
225 South 5th St
Waco, TX 76701-2112

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $515.06

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (190.34   )
        7/18/2022
            Date Paid

    C. Less prior overpayment applied   (   )

    D. Assessment balance due or (overpayment)   324.72

    E. Interest computed on late payment (see instruction E) for____days at 20% per annum

    F. Total assessment balance end interest due (or overpayment carried forward) $324.72

    G. **PAYMENT:** √ the box
        Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑ $324.72
        Total (must be same as F above)

    H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investors Brokerage of Texas Ltd
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25th day of January, 20 23.

Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2022
and ending 12/31/2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,300,172

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   790,103

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   9,346

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   157,352

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C)

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   956,801

2d. SIPC Net Operating Revenues $343,371

2e. General Assessment @ .0015 $515.06

(to page 1, line 2.A.)

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